PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 29TH CONSECUTIVE PROFITABLE QUARTER

        MONTREAL, March 29, 2005 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the first quarter ended February 26, 2005. This was the 29th consecutive profitable quarter for the Company. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	February 26, 2005	February 28, 2004	Change

Net sales	$206,357	$147,429	$58,928	40.0%
Gross margin	21.0%	25.6%	-4.6%	54.4%
Net income	$10,099	$7,036	$3,063	43.5%
Basic income per share	$1.03	$0.73	$0.30	41.1%
Diluted income per share	$0.98	(a)

Tons sold	205,762	228,907	(23,145)	-10.1%
Tons processed	242,926	207,604	35,322	17.0%
	448,688	436,511	12,177	2.8%

(a) The stock options were antidilutive.

FIRST QUARTER RESULTS

        Sales for the first quarter of 2005 increased by $58.9 million, or 40.0%, to $206.3 million from $147.4 million for the first quarter of 2004.

        Tons sold and processed in the first quarter of 2005 increased by 12,177, or 2.8%, to 448,688 tons from 436,511 in the first quarter of 2004.

        The gross margin for the first quarter of 2005 decreased to 21.0% from 25.6% for the first quarter of 2004.

        Net income for the first quarter of 2005 increased by $3.1 million, or 43.5% to, $10.1 million, or $1.03 per share (or $0.98 diluted), versus $7.0 million, or $0.73 per share, for the first quarter of 2004.

OPERATIONS

        The first quarter of fiscal 2005, historically the Company's weakest quarter, was successful despite lower steel prices that occurred due to the combination of seasonally weak demand and a surge of imports that arrived in the fourth quarter of 2004. In spite of these conditions, management believes that the quarterly results indicate the Company's ability to generate profit when margins are under pressure.

OUTLOOK

        Management remains optimistic that the high levels of steel industry inventories, mostly created by a surge in fourth quarter imports, should abate sometime in the second quarter. Our business in manufacturing sectors, such as automotive, construction, transportation and heavy equipment is continuing to show good demand heading into the second quarter.

COMPANY DESCRIPTION

        Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

        Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6403.

Visit us at www.novamerican.com.

Conference call: Tuesday March 29, 2005 at 3:00 p.m. Please call 514-368-6455 for details.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended
	February 26,	February 28,
	2005	2004
	$	$
Net sales	206,357	147,429
Cost of sales	163,111	109,699
Gross margin	43,246	37,730

Operating expenses
Plant	10,765	10,373
Delivery	4,729	4,689
Selling	3,587	3,156
Administrative and general	7,408	7,689
	26,489	25,907
Operating income	16,757	11,824

Interest expense	1,150	1,311
Share in income of a joint venture	(117)	(85)
	1,033	1,226
Income before income taxes	15,724	10,597
Income taxes	5,625	3,561
Net income	10,099	7,036

Net income per share
Basic	1.03	0.73
Diluted	0.98	(a)

Weighted average number of shares outstanding	9,786,089	9,700,000

Comprehensive income
Net income	10,099	7,036
Changes in cumulative translation adjustment	(4,410)	(2,366)
Change in unrealized loss on interest rate swap, net of deferred income taxes	167	(33)
	5,857	4,637

Tons sold	205,762	228,907
Tons processed	242,926	207,604
	448,688	436,511

(a) The stock options were antidilutive.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 27, 2004	9,786,089	29,609	184,782	16,317	230,708
Net income			10,099		10,099
Changes in cumulative translation adjustment				(4,410)	(4,410)
Change in unrealized loss on interest rate swap,
net of deferred income taxes	-	-	-	167	167
Balance at February 26, 2005	9,786,089	29,609	194,881	12,074	236,564

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended
	February 26,	February 28,
	2005	2004
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	10,099	7,036
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	2,335	1,982
Share in income of a joint venture	(117)	(85)
Deferred income taxes	(241)	(54)
Loss on disposal of property, plant and equipment	-	467
Changes in working capital items
Accounts receivable	(2,738)	(14,240)
Income taxes receivable	-	595
Inventories	(24,282)	(18,060)
Prepaid expenses and other	120	(1,011)
Accounts payable and accrued liabilities	(7,549)	4,835
Income taxes payable	(13,747)	809
Net cash used for operating activities	(36,120)	(17,726)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	(204)	(161)
Distribution from a joint venture	-	259
Additions to property, plant and equipment	(1,633)	(2,066)
Proceeds from disposal of property, plant and equipment	5	2,392
Other assets	-	(49)
Net cash from (used for) investing activities	(1,832)	375
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	25,382	(1,317)
Advance to an employee	420	67
Proceeds from long-term debt	6,282	13,068
Repayment on long-term debt	(1,326)	(2,703)
Net cash from financing activities	30,758	9,115

Effect of exchange rate changes on cash and cash equivalents	(260)	(132)
Net decrease in cash and cash equivalents	(7,454)	(8,368)
Cash and cash equivalents, beginning of period	11,462	11,265
Cash and cash equivalents, end of period	4,008	2,897

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	654	828
Income taxes paid	16,951	2,152

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	February 26,	February 28,	November 27,
	2005	2004	2004
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,008	2,897	11,462
Accounts receivable	125,657	94,386	125,718
Inventories	193,782	109,026	172,850
Prepaid expenses and other	676	2,317	799
Deferred income taxes	1,391	1,513	1,651
	325,514	210,139	312,480
Investment in a joint venture	2,380	3,183	2,263
Property, plant and equipment	104,122	101,461	106,308
Goodwill, net of accumulated amortization	12,992	12,791	12,789
Other assets	892	1,367	1,040
	445,900	328,941	434,880

LIABILITIES
Current liabilities
Current portion of long-term debt	4,221	7,921	4,855
Bank indebtedness	28,642	16,973	3,442
Accounts payable and accrued liabilities	94,276	78,740	103,964
Income taxes payable	5,706	785	19,988
	132,845	104,419	132,249
Long-term debt	62,090	59,642	56,766
Fair value of interest rate swap	457	1,873	741
Deferred income taxes	13,944	12,655	14,416
	209,336	178,589	204,172
SHAREHOLDERS' EQUITY
Share capital	29,609	28,404	29,609
Retained earnings	194,881	118,907	184,782
Accumulated other comprehensive income	12,074	3,041	16,317
	236,564	150,352	230,708
	445,900	328,941	434,880